PE△K6 ®

Financial Statements and Supplementary Information

PEAK6 Markets LLC
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67992

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PEAK6 Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnes Krupa   (312) 444-8691

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Agnes Krupa _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PEAK6 Markets LLC _____ , as
of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

| OFFICIAL SEAL |
| PHILIP B GRIGUS |
| Notary Public - State of Illinois |
| My Commission Expires Jan 14, 2019 |

_____
Signature

Director of Finance of PEAK6 Capital Management LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 Markets LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents



Ernst & Young LLP   Tel: +1 312 879 2000
155 North Wacker   Fax: +1 312 879 4000
Chicago, IL 60606-1787   ey.com

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Markets LLC

We have audited the accompanying statement of financial condition of PEAK6 Markets LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PEAK6 Markets LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2017


PEAK6 Markets LLC

Statement of Financial Condition

December 31, 2016


Assets

Cash	$	318,845
Prepaid expense		503
Total assets	$	319,348

Liabilities and member's equity

Liabilities:

Accrued expense	$	4,500
Payable to Parent		2,223
Total liabilities		6,723
Member's equity		312,625
Total liabilities and member's equity	$	319,348

See accompanying notes.

PEAK6 Markets LLC

Statement of Operations

Year Ended December 31, 2016

Expenses

Consulting fees from affiliate	$	26,680
Professional services		4,500
Other		1,247
Total expenses		32,427
Net loss	$	(32,427)

See accompanying notes.

PEAK6 Markets LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2016

Member's equity at beginning of year	$	345,052
Net loss		(32,427)
Member's equity at end of year	$	312,625

See accompanying notes.


PEAK6 Markets LLC

Statement of Cash Flows

Year Ended December 31, 2016


Operating activities		
Net loss	$	(32,427)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Prepaid expense		(503)
Accrued expense		148
Payable to Parent		(416)
Net cash used in operating activities		(33,198)
Net change in cash		(33,198)
Cash at beginning of year		352,043
Cash at end of year	$	318,845

See accompanying notes.

PEAK6 Markets LLC

Notes to Financial Statements

December 31, 2016

1. Organization and Nature of Business

PEAK6 Markets LLC (the Company), is a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent). The Company was created in August 2008 and commenced operations on January 21, 2009. On October 9, 2009, the Company became registered as a broker-dealer under the Securities and Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As of December 31, 2016, the Company is not yet operating as a broker-dealer and holds only cash.

2. Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provisions set forth in Accounting Standards Codification (ASC) 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2013 to 2016, and concluded that as of December 31, 2016, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of operations.

3. Related-Party Transactions

The Company and the Parent are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Parent, which are included in the respective line items on the statement of operations. The following is a summary of (a) the transactions covered by this agreement, (b) the amount reported and (c) the respective financial statement line item in which the amount is reported:

3. Related-Party Transactions (continued)

- The Company pays the Parent for consulting services related to compliance and accounting services. $26,680 has been reported in consulting fees from affiliate on the statement of operations.
- At December 31, 2016, $2,223 of amounts payable to the Parent is included in payable to parent on the statement of financial condition.

4. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2016, the Company had net capital of $312,122, which was $212,122 in excess of its required net capital of $100,000. At December 31, 2016, its percentage of aggregate indebtedness to net capital was 2.15%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements.


Supplementary Information

Schedule I

PEAK6 Markets LLC

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of net capital:		
Total member's equity		$ 312,625
Less:		
Nonallowable assets:		
Prepaid expense	$ 503	
Total nonallowable assets		503
Net capital		312,122
Net capital requirement:		
(Greater of 6 2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		$ 212,122
Aggregate indebtedness:		
Accrued expense		$ 4,500
Payable to Parent		2,223
Total aggregate indebtedness		$ 6,723
Percentage of aggregate indebtedness to net capital		2.15%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016 Part IIA FOCUS Filing.

Schedule II

PEAK6 Markets LLC

Statement Regarding Rule 15c3-3 and Possession or Control

December 31, 2016

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).